Exhibit 12(a)

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months
	Ended	Year Ended December 31,
(Dollars in thousands)	March 31, 2009	2008	2007	2006	2005	2004

Earnings (1):
Income before income tax expense	$41,772	$205,660	$372,518	$357,108	$380,410	$384,476
Fixed charges	93,560	383,273	430,134	360,708	225,524	140,545
Other adjustments (2)	(80)	(576)	(862)	(1,054)	(1,072)	(1,123)
Total earnings (a)	$135,252	$588,357	$801,790	$716,762	$604,862	$523,898

Fixed charges (1):
Interest on deposits	$40,084	$156,774	$230,625	$195,324	$97,406	$42,581
Interest on borrowings	50,437	213,948	187,221	153,284	116,926	88,337
Interest portion of rental expense (3)	2,926	11,850	11,323	10,959	10,059	8,468
Other adjustments (4)	113	701	965	1,141	1,133	1,159
Total fixed charges (b)	$93,560	$383,273	$430,134	$360,708	$225,524	$140,545

Ratio of earnings to fixed charges (a/b)	1.45x	1.54x	1.86x	1.99x	2.68x	3.73x

Earnings, excluding interest on deposits:
Total earnings	$135,252	$588,357	$801,790	$716,762	$604,862	$523,898
Less interest on deposits	40,084	156,774	230,625	195,324	97,406	42,581
Total earnings excluding interest on deposits (c)	$95,168	$431,583	$571,165	$521,438	$507,456	$481,317

Fixed charges, excluding interest on deposits:
Total fixed charges	$93,560	$383,273	$430,134	$360,708	$225,524	$140,545
Less interest on deposits	40,084	156,774	230,625	195,324	97,406	42,581
Total fixed charges, excluding interest on deposits (d)	$53,476	$226,499	$199,509	$165,384	$128,118	$97,964

Ratio of earnings to fixed charges, excluding interest on deposits (c/d) (5)	1.78x	1.91x	2.86x	3.15x	3.96x	4.91x

(1)               As defined in Item 503 (d) of Regulation S-K

(2)               For purposes of the “earnings” computation, other adjustments include adding the amortization of capitalized interest and subtracting interest capitalized.

(3)               The appropriate portion of rental expense (generally one-third) deemed representative of the interest factor.

(4)               For purposes of the “fixed charges” computation, other adjustments include capitalized interest costs.

(5)               The ratio of earning to fixed charges, excluding interest on deposits, is being provided as an additional measure to provide comparability to the ratios disclosed by all other issuers of debt securities.